Squire Patton Boggs (US) LLP 201 E. Fourth St., Suite 1900 Cincinnati, Ohio 45202 O +1 513 361 1200 F +1 513 361 1201 squirepattonboggs.com

November 30, 2020

Via Edgar

Valian A. Afshar
Special Counsel, Division of Corporation Finance, Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	MVB Financial Corp. Schedule TO-1 filed November 17, 2020 File No. 005-89723

Dear Valian A. Afshar:

On behalf of MVB Financial Corp., a West Virginia corporation (“MVB” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 19, 2020 with respect to the above-referenced Schedule TO-I, filed by MVB on November 17, 2020 (the “Schedule TO”), in connection with the proposed offer by MVB to purchase for cash up to an aggregate purchase price of $45,000,000 of shares of its common stock, par value $1.00 per share (the “Shares”), at a per Share price not greater than $20.25 and not less than $18.00, upon the terms and subject to the conditions described in the Offer to Purchase dated November 17, 2020 (as supplemented or amended, the “Offer to Purchase”), which is filed as Exhibit (a)(1)(A) to the Schedule TO.

In connection with this response, MVB is today also filing with the Commission Amendment No. 1 to Schedule TO (the “Schedule TO Amendment”) which reflects the responses set forth below, as appropriate.

To facilitate the Staff’s review, this letter includes each of the Staff’s comments in italics followed by a response to the questions raised. Capitalized terms used in the Offer to Purchase and used in the following responses without definition have the meanings specified in the Offer to Purchase.

Schedule TO-1

Exhibit (a)(1)(A) – Offer to Purchase

General

Securities and Exchange Commission November 30, 2020 Page 2	Squire Patton Boggs (US) LLP

1.	Statements throughout the Offer to Purchase indicate that your directors and executive officers are not permitted to participate in the Offer. In the appropriate section of the Offer to Purchase, please clarify the source of and/or basis for this prohibition.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure in the Schedule TO Amendment to delete such statements from the Offer to Purchase and further clarified that the Company’s directors and executive officers have informed the Company that they do not intended to participate in the tender offer.

2.	We note the following statement under the header “Summary of Procedures for Tendering your Shares”: “WE ARE NOT MAKING THE OFFER TO, AND WILL NOT ACCEPT ANY TENDERED SHARES FROM, SHAREHOLDERS IN ANY JURISDICTION WHERE IT WOULD BE ILLEGAL TO DO SO…..” While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders (notwithstanding the subsequent statement that you will comply with the requirements of Rule 13e-4(f)(8)). See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 58597 (September 19, 2008). Please also make any conforming changes to similar statements in Exhibits (a)(1)(B), (D), (E) and in (F).

Response: The Company acknowledges the Staff’s comment and has removed such statements from the Offer to Purchase as well as in the referenced exhibits as reflected in the Schedule TO Amendment.

Procedures for Tendering Shares, page 20

3.	We note your statement that “[t]o tender Shares properly, one and only one box must be checked in the section captioned ‘Price (in Dollars) Per Share at Which Shares Are Being Tendered’ in the Letter of Transmittal.” Please further disclose (consistent with the instructions to the Letter of Transmittal) that if more than one box is checked or if no box is checked, there is no valid tender of Shares.

Response: The Company acknowledges the Staff’s comment and has modified the Offer to Purchase as reflected in the Schedule TO Amendment to include the additional requested disclosure.

Conditions of the Offer, page 27

4.	We note that the Offer is not completely financed and is subject to the Financing Condition. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform shareholders as required by Rule 13e-4 (e)(3). In addition, please confirm that five business days will remain in the Offer following disclosure of the change or that the Offer will be extended so that at least five business days remain in the offer. Refer to Release No. 34-23421 (July 11, 1986), at footnote 70, and Release No. 34-24296 (April 3, 1987).

Securities and Exchange Commission November 30, 2020 Page 3	Squire Patton Boggs (US) LLP

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Financing Condition was satisfied on November 30, 2020. On November 30, 2020, the Company announced in a Current Report on Form 8-K and by press release that as of that date the Company had issued $40.0 million in aggregate principal amount of its 4.25% Fixed-to-Floating Rate Subordinated Notes due 2030 to certain qualified institutional buyers. The Schedule TO Amendment discloses the completion of the Notes Offering and satisfaction of the Financing Condition, and includes additional disclosure relating to the terms of the Notes Offering. The Company confirms that its disclosures on November 30, 2020 were disseminated in a manner reasonably calculated to inform security holders of such change. Further the Company confirms that the offer will remain open for at least five business days following its November 30 disclosure, with the expiration date of the tender offer occurring on December 18, 2020, fourteen business days following the disclosure of this change.

5.	With a view towards disclosure, please clarify what would constitute an “internal interpretation” as used in the first bullet on page 28.

Response: The Company acknowledges the Staff’s comment and has modified the Offer to Purchase in the Schedule TO Amendment to delete all references to “formal or internal interpretation” and replacing such references with “official interpretation.”

6.	You have included a condition that will be triggered by, among other things, “any commencement of a war, armed hostilities or other national or international calamity, including, but not limited to, an act of terrorism . . . directly or indirectly involving the United States” without any materiality qualifier on the gravity of such an event and without limiting the event to one directly involving the United States. Therefore, if any event anywhere in the world “triggers” this condition while the Offer is pending, you must promptly amend the Offer materials to advise shareholders whether you will waive the condition, or assert it and terminate the Offer. Depending on the timing of this event and your revised disclosure, you may also be required to extend the Offer. Please confirm your understanding in your response letter. Alternatively, please amend the condition to more narrowly tailor it.

Response: The Company acknowledges the Staff’s comment and has modified the Offer to Purchase in the Schedule TO Amendment to more narrowly tailor the referenced condition.

Securities and Exchange Commission November 30, 2020 Page 4	Squire Patton Boggs (US) LLP

Source and Amount of Funds, page 29

7.	Please disclose any material conditions to the Notes Offering as well as whether any alternative financing arrangements or alternative financing plans exist in the event the Notes Offering falls through. See Item 1007(b) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and as described in response to Comment 4 above, notes that on November 30, 2020, the Financing Condition was satisfied and has further modified the Offer to Purchase in the Schedule TO Amendment to reflect the satisfaction of the Financing Condition.

8.	Please provide the information required by Item 1007(d) of Regulation M-A with respect to the Notes Offering.

Response: The Company acknowledges the Staff’s comment and has included additional information as required by 1007(d) of Regulation M-A with respect to the Notes Offering in the Schedule TO Amendment.

* * * * *

We believe the responses set forth above fully address the Staff’s comments. Please contact the undersigned at (513) 361-1260 (james.barresi@squirepb.com), or Aaron A. Seamon at (614) 365-2759 (aaron.seamon@squirepb.com) if you have any questions regarding the responses set forth above.

Sincerely,

/s/ James J. Barresi

cc:          Donald T. Robinson, MVB Financial Corp.

Aaron A. Seamon, Squire Patton Boggs (US) LLP